UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

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INVESTOR RELATIONS RELEASE

Kabel Deutschland continues its growth trend and gives guidance for its fiscal year 2009/2010

Highlights from Kabel Deutschland’s consolidated audited financials for its fiscal year ended March 31, 2009:

•                  Total Revenue Generating Units (‘RGU’)(1) increase to 11,627 thousand, up 10.2% from previous year. Internet and Phone RGUs grow by 663 thousand units compared to March 31, 2008 and reach 1,418 thousand, a 87.9% increase over prior year. Digital pay TV RGUs increase by 71 thousand units year over year reaching 849 thousand on March 31, 2009, a 9.1% increase over last year. Premium service RGUs (digital access, pay TV, PVRs, Internet and Phone) comprise 30.0% of total RGUs compared to 22.8% in the previous year.

•                  Total subscribers increase by 2.7% to 9,123 thousand on March 31, 2009 (previous year: 8,884 thousand).

•                  Subscribers now take an average 1.27 RGUs compared to 1.19 as of March 31, 2008.

•                  The monthly ARPU per subscriber(2) for the quarter ended March 31, 2009 amounts to €11.43 (previous year’s same quarter €10.03). Monthly ARPU per RGU(3) increases by 6.6% for the quarter ended March 31, 2009 to €9.04 (previous year €8.52).

•                  Total revenues grow by 14.5% to €1,370.3 million for the fiscal year.

•                  Subscription based revenues grow by 15.9% and reach €1,212.8 million and now account for 88.5% of total revenues.

•                  Subscription based revenues from the Company’s premium services grow by 63.9% over the comparable period and amount to €314.0 million representing 25.9% of the Company’s overall subscription based revenues (€191.6 million representing 18.3% of the overall subscription based revenues in the fiscal year ended March 31, 2008).

•                  Adjusted EBITDA(4) (EBITDA) increases by 24.7% and amounts to €570.7 million. EBITDA margin(5) amounts to 41.6% compared to 38.3% during the fiscal year ended March 31, 2008.

•                  Free cash flow (EBITDA — Capex(6)) increases to €197.7 million or 39.9% over prior year result of €141.4 million. Free cash flow margin amounts to 14.4% compared to 11.8% in the last fiscal year.

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastrasse 6-8

D-85774 Unterfoehring

•                  The Company posts a net loss of €72.0 million in the fiscal year ended March 31, 2008 compared to a net loss of €33.8 million in the previous year. The Company accrued €29.2 million mainly for the restructuring of its Technical Services department announced during the third quarter. Some of the loss also reflects higher depreciation of €38.7 million on the Company’s investments and the customer list acquired from Orion Cable and to some extent to higher interest expenses in connection with the acquisition of the Orion Cable assets.

Unterfoehring, July 29, 2009 — Kabel Deutschland (KDG), Germany’s largest triple play company, announced today its audited financial results for the fiscal year 2008/2009 ended March 31, 2009. These results again underline the successful development of the Company’s premium services strategy.

Network data, subscribers and RGUs for fiscal year end 2008/2009

At the end of fiscal year 2008/2009, 12.0 million homes passed or 78.5% of its overall network of 15.3m homes passed were upgraded for bi-directional services. Marketable base of the network as of March 31, 2009 was 8.6 million.

KDG increased its total number of RGUs by almost 1.1 million and served 11.6 million total RGUs on March 31, 2009. The average number of services taken by a customer increased to 1.27 compared to 1.19 in the previous year. The increase was driven mainly by the Internet and phone services.

Kabel Internet and Phone RGUs increased by 87.9% to 1.42 million at March 31, 2009. Approximately 707 thousand RGUs came from the Internet services sector (previous year: 394 thousand), 710 thousand RGUs from the phone services sector (previous year: 361 thousand) The Internet and Phone RGU numbers are generated from 806 thousand subscribers resulting in a RGU / subscriber ratio of 1.76.

Kabel Digital pay TV RGUs increased by 9.1% to 849 thousand at March 31, 2009 (779 thousand on March 31, 2009). The pay TV RGUs coupled with Digital Access RGUs contributed to a total of 2.1 million (1.6 million thousand in the previous year). Including the Premiere subscribers in KDG’s footprint the digital TV penetration amounted to approximately 20%.

Premium service RGUs reached 30.0% of the Company’s overall RGU base compared to 22.8% in the previous year.

KDG’s financial results for the fiscal year 2008/2009 ended March 31, 2009

Cash flow, capital expenditures and liquidity

Cash flow from operations for the fiscal year ended March 31, 2009 amounted to €668.7 million compared to €444.7 million in the previous year. Both, improved operating results and more aggressive management of net working capital contributed to the improvement.

Capex amounted to €373.0 million in the fiscal year 2008/2009. Of this amount, approximately 56.7% were primarily related to the acquisition and installation of Internet and phone subscribers and to a lesser extent related to level 3 network upgrade related to KDG’s Internet and phone services. The comparable Capex in the previous year amounted to €316.4 million of which approximately 55.4% were spent for the acquisition of Internet and phone subscribers and network upgrade.

Cash on hand of €51.9 million coupled with revolver capacity of €325.0 million yielded €376.9 million of liquidity on March 31, 2009.

Balance sheet

Total interest bearing indebtedness was at €2,441.0 million; net debt was €2,389.1 million on March 31, 2009 resulting in a net debt / EBITDA (as adjusted for the fiscal year 2008/2009 of €570.7 million) ratio of 4.19 times through the Senior Notes and 2.86 times through the credit facilities.

Subscriber numbers and RGUs for the first quarter 2009/2010

As per June 30, 2009 total Revenue Generating Units (‘RGU’)(1) increased to 11,750 thousand, up 6.2% from previous year. Internet and Phone RGUs grew by 649 thousand units compared to June 30, 2008 and reached 1,584 thousand, a 69.4% increase over prior year. Digital pay TV RGUs increased by 23 thousand units year over year reaching 842 thousand on June 30, 2009, a 2.8% increase over last year. Premium service RGUs (digital access, pay TV, PVRs, Internet and Phone) comprised 31.5% of total RGUs compared to 24.8% in the previous year. Total subscribers remained relatively stable at 9,070 thousand on June 30, 2009 (previous year: 9,156 thousand). Subscribers took an average 1.30 RGUs compared to 1.21 as of June 2009.

Guidance for fiscal year 2009/2010

The management of Kabel Deutschland expects to exceed 1 million Internet / phone subscribers by fiscal year end March 31, 2010. Further, revenues for the fiscal year are expected to grow by 5 — 7%. EBITDA as adjusted will come in between €635 — 645 million. Capex is expected to amount to a range between €310 — 330 million. Free cash flow (EBITDA — Capex) will increase by approximately 50 — 70% over last year to between €305 - 335 million.

Financial calendar

The IFRS financials for KDG’s first quarter of its fiscal year 2009/2010 as per June 30, 2009 will be released at the end of August 2009.

Please refer to our website www.kabeldeutschland.com for further information. The complete financial statements for the fiscal year 2008/2009 will be available on our website as of tomorrow.

About Kabel Deutschland

Kabel Deutschland (KDG), Germany’s largest cable operator, offers its customers analog and digital TV, broadband Internet and fixed line phone services via cable as well mobile services in cooperation with an industry partner. The company operates the cable networks in 13 German federal states and supplies its services to approximately 9.1 million connected households in Germany. KDG offers an open digital TV platform for all program providers. In fiscal year 2008/2009 (12 months ended March 31, 2009), Kabel Deutschland reported revenues of €1,370 million and Adjusted EBITDA of €571 million. As per fiscal year end 2008/2009, KDG had 2,800 employees in Germany.

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring
Germany

Insa Calsow:	+49	89 / 960	10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49	89 / 960	10 - 187; elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49	89 / 960	10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Operations according to IFRS for the Period from April 1, 2008 to March 31, 2009 and April 1, 2007 to March 31, 2008

		April 1, 2008 to March 31, 2009	April 1, 2007 to March 31, 2008	change	change
		€(‘000)	€(‘000)	€(‘000)%
		audited	audited
1.	Revenues	1,370,331	1,196,870	173,462	14.49%

2.	Cost of Services Rendered	-696,555	-588,461	108,094	18.37%
	thereof Depreciation / Amortization	-205,504	-154,676	50,828	32.86%

3.	Other Operating Income	18,079	12,614	5,466	43.33%

4.	Selling Expenses	-425,622	-352,836	72,786	20.63%
	thereof Depreciation / Amortization	-169,348	-115,478	53,870	46.65%

5.	General and Administrative Expenses	-129,419	-128,667	752	0.58%
	thereof Depreciation / Amortization	-27,802	-23,795	4,007	16.84%

6.	Profit from Ordinary Activities	136,815	139,519	-2,704	-1.94%

7.	Interest Income	3,486	2,057	1,429	69.48%

8.	Interest Expense	-232,539	-171,839	60,700	35.32%

9.	Accretion / Depreciation on Investments and Other Securities	76	-3,712	-3,788	-102.03%

10.	Income from Associates	14,052	899	13,152	1462.52%

11.	Loss before Taxes	-78,111	-33,076	-45,035	-136.16%

12.	Benefit/(Taxes) on Income	6,152	-764	6,915	905.51%

13.	Net Loss / Net Profit for the Period	-71,960	-33,840	-38,120	-112.65%

	Attributable to:
	Equity Holders of the Parent	-72,818	-33,840	-38,978	-115.18%
	Minority Interests	859	0	859	n.a.
		-71,960	-33,840	-38,120	-112.65%

	Adjusted EBITDA(4)	570,742	457,809	112,933	24.67%
	Adjusted EBITDA margin (5)	41.6%	38.3%

Kabel Deutschland GmbH, Unterfoehring

Consolidated Balance Sheet according to IFRS as of March 31, 2009

ASSETS

		March 31, 2009	March 31, 2008	change
		€(‘000)	€(‘000)	€(‘000)
		audited	audtied
Current Assets

1.	Cash and Cash Equivalents	51,922	15,463	36,459
2.	Trade Receivables	106,579	130,879	-24,300
3.	Receivables from Affiliates	834	922	-87
4.	Receivables from Associates	0	31	-30
5.	Inventories	15,929	26,201	-10,272
6.	Receivables from Tax Authorities	5,200	6,881	-1,682
7.	Other Current Financial Assets	36,461	7,272	29,188
8.	Prepaid Expenses	13,086	19,903	-6,817
	Total Current Assets	230,012	207,552	22,460

Non-current Assets

1.	Intangible Assets	903,954	431,878	472,076
2.	Property and Equipment	1,214,055	1,085,951	128,104
3.	Equity Investments in Associates	5,630	6,354	-724
4.	Other Non-current Financial Assets	0	4,632	-4,632
5.	Deferred Tax Assets	293	537	-244
6.	Non-current Financial Assets	0	4,239	-4,239
7.	Prepaid Expenses	17,191	11,166	6,025
	Total Non-current Assets	2,141,123	1,544,757	596,366

Total Assets		2,371,135	1,752,309	618,826

Kabel Deutschland GmbH, Unterforhring

Consolidated Balance Sheet according to IFRS as of March 31, 2009 (cont’d)

EQUITY AND LIABILITIES

		March 31, 2009	March 31, 2008	change
		€(‘000)	€(‘000)	€(‘000)
		audited	audited

Current Liabilities

1.	Current Financial Liabilities	39,522	25,674	13,847
2.	Trade Payables	260,778	218,293	42,485
3.	Liabilities to Associates	0	323	-323
4.	Other Current Provisions	40,442	6,493	33,950
5.	Liabilities due to Income Taxes	23,127	12,961	10,167
6.	Deferred Income	241,688	199,510	42,177
7.	Other Current Liabilities	87,166	59,640	27,526
	Total Current Liabilities	692,723	522,894	169,828

Non-current Liabilities

1.	Senior Notes	680,130	603,840	76,290
2.	Non-current Financial Liabilities	1,717,074	1,311,990	405,083
3.	Deferred Tax Liabilities	118,856	87,531	31,325
4.	Provisions for Pension	35,309	29,148	6,159
5.	Other Non-current Provisions	25,995	22,270	3,724
6.	Other Non-current Liabilities	102,492	105,380	-2,888
7.	Deferred Income	1,626	1,826	-200
	Total Non-current Liabilities	2,681,481	2,161,984	519,497

Equity

1.	Subscribed Capital	1,025	1,025	0
2.	Capital Reserve	50,114	49,590	523
3.	Cash Flow Hedge Reserve	-59	1,288	-1,347
4.	Available-for-Sale Reserve	0	0	0
5.	Asset Revaluation Surplus	1,352	0	1,352
6.	Accumulated Deficit	-1,064,028	-984,474	-79,554
		-1,011,596	-932,569	-79,028
7	Minority Interests	8,527	0	8,527
	Total Equity (Deficit)	-1,003,069	-932,569	-70,500

Total Equity and Liabilities		2,371,135	1,752,309	618,826

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Cash Flows according to IFRS for the Period from

April 1, 2008 to March 31, 2009 and April 1, 2007 to March 31, 2008

	April 1, 2008 to	April 1, 2007 to
	March 31, 2009	March 31, 2008	change
	€('000)	€('000)	€('000)
	audited	audited

1. Cash Flows from Operating Activities
Net Income / Loss	-71,959	-33,840	-38,119
Adjustments to Reconcile Net Loss to Cash Provided by Operations:
Taxes on Income	-6,152	764	-6,916
Interest Expense	232,539	171,839	60,700
Interest Income	-3,486	-2,057	-1,429
Accretion / Depreciation and Amortization on Fixed Assets	402,654	293,949	108,705
Accretion / Depreciation on Investments and Other Securities	-76	3,712	-3,788
Gain / Loss on Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial Assets)	1,407	822	585
Income from Associates	-14,052	-899	-13,153
Compensation Expense Relating to Share-based Payments	2,063	23,042	-20,979
	542,938	457,332	85,606

Changes in Assets and Liabilities:
Increase (-) / Decrease (+) of Inventories	10,359	-1,936	12,295
Increase (-) / Decrease (+) of Trade Receivables	27,758	-29,507	57,265
Increase (-) / Decrease (+) of Other Assets	-14,084	4,544	-18,628
Increase (+) / Decrease (-) of Trade Payables	38,759	42,691	-3,932
Increase (+) / Decrease (-) of Other Provisions	23,154	-11,658	34,812
Increase (+) / Decrease (-) of Deferred Income	27,737	-15,753	43,490
Increase (+) / Decrease (-) of Provisions for Pensions	3,352	3,582	-230
Increase (+) / Decrease (-) of Other Liabilities	12,287	-2,125	14,412
Cash Provided by Operations	672,260	447,170	225,090

Income Taxes Paid (-) / Received (+)	-3,576	-2,487	-1,089
Net Cash from Operating Activities	668,684	444,683	224,001

2. Cash Flows from Investing Activities
Cash Received from Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial Assets)	1,107	258	849
Cash Received from Sale of Investments	13,000	38,076	-25,076
Cash Paid for Investments in Intangible Assets	-85,285	-63,020	-22,265
Cash Paid for Investments in Property and Equipment	-287,729	-253,413	-34,316
Cash Paid for Acquisitions	-527,827	-29,696	-498,131
Cash Paid for Investments in Financial Assets	0	-39,666	39,666
Interest Received	2,509	1,777	732
Dividends Received from Associates	0	227	-227
Net Cash Used in Investing Activities	-884,225	-345,457	-538,768

3. Cash Flows from Financing Activities
Cash Payments to Shareholders / Minorities	-8,009	-13,504	5,495
Cash Received Non-current Financial Liabilities	785,000	391,000	394,000
Cash Repayments of Non-current Financial Liabilities	-310,000	-331,000	21,000
Cash Payments for Reduction of Finance Lease Liabilities	-8,229	-7,240	-989
Interest and Transaction Costs Paid	-206,838	-177,127	-29,711
Net Cash Used in Financing Activities	251,924	-137,871	389,795

4. Cash and Cash Equivalents at the End of the Period
Changes in Cash and Cash Equivalents (subtotal of 1 to 3)	36,383	-38,645	75,028
Valuation Adjustments on Cash and Cash Equivalents	76	0	76
Cash and Cash Equivalents at the beginning of the period	15,463	54,108	-38,645
Cash and Cash Equivalents at the end of the period	51,922	15,463	36,459

Additional Information
Investments Relating to Capital Lease	0	2,447	-2,447
Other non Cash Investments	0	0	0

Kabel Deutschland GmbH, Unterfoehring

Network data, subscribers and Revenue Generating Units

(in thousand unless otherwise stated)		March 31, 2008	December 31, 2008	March 31, 2009	y-o-y change	y-o-y change %
Network data
Homes passed	#	15,257.1	15,293.1	15,293.1	36.0	0.24%
- thereof Homes upgraded for 2-way-communication	#	10,901.1	11,691.0	12,008.4	1,107.3	10.16%
- thereof Homes Passed Upgraded Marketable for 2-way-communication	#	6,685.0	8,485.0	8,580.3	1,895.3	28.35%
Subscribers
Cable Access Subscribers (incl. TKS)	#	8,844.9	8,994.9	9,013.3	168.5	1.90%
- thereof wholesale subscribers	#	2,487.0	1,583.4	1,616.1	-870.9	-35.02%
Subscribers without TV	#	39.5	88.4	109.6	70.1	177. 74%
Total Subscribers	#	8,884.3	9,083.3	9,122.9	238.6	2.69%
- thereof Internet and phone subscribers	#	420.9	702.8	805.9	385.0	91.46%

Revenue Generating Units (RGUs)(1)
Analog Cable Access (incl. TKS)	#	8,143.1	8,159.9	8,143.5	0.4	0.00%
Premium Services
Digital Cable Access	#	836.7	1,044.9	1,103.3	266.6	31.86%
Personal Video Recorders (Kabel Digital+)(7)	#	34.7	94.1	113.5	78.8	227.18%
Kabel Digital (pay TV)	#	778.5	846.3	849.2	70.7	9.09%
Kabel Internet	#	393.5	624.7	707.5	314.0	79.79%
Kabel Phone	#	361.0	616.0	710.3	349.3	96.76%
Subtotal Premium Services	#	2,404.4	3,226.0	3,483.8	1,079.4	44.89%
Total RGUs	#	10,547.5	11,386.0	11,627.3	1,079.8	10.24%
Premium Services Penetration	%	22.8%	28.3%	30.0%		31.44%

Monthly ARPU for the quarter ended(8)
Cable Access		€7.89	8.13	8.09	0.20	2.50%
Personal Video Recorders (Kabel Digital+)		€8.54	8.75	7.57	-0.97	-11.38%
Kabel Digital (pay TV)		€7.37	7.98	8.20	0.83	11.25%
Kabel Internet		€13.11	13.11	12.72	-0.40	-3.02%
Kabel Phone		€23.67	21.15	19.86	-3.81	-16.10%
Blended ARPU Internet and Phone per Subscriber		€32.40	30.19	28.67	-3.74	-11.53%
Total blended monthly ARPU per RGU(3)		€8.52	9.05	9.04	0.52	6.06%
Total blended monthly ARPU per Subscriber(2)		€10.03	11.22	11.43	1.40	13.92%

Ratio RGUs/Subscribers		1.19	1.25	1.27	0.08	6.74%

Kabel Deutschland GmbH, Unterfoehring

Network data, subscribers and Revenue Generating Units

(in thousand unless otherwise stated)		June 30, 2008	March 31, 2009	June 30, 2009	y-o-y change	y-o-y change %
Network data
Homes passed	#	15,280.3	15,293.1	15,293.1	12.8	0.08%
- thereof Homes upgraded for 2-way-communication	#	11,012.8	12,008.4	11,946.9	934.1	8.48%
- thereof Homes Passed Upgraded Marketable for 2-way-communication	#	7,458.1	8,580.3	8,772.7	1,314.6	17.63%

Subscribers
Cable Access Subscribers (incl. TKS)	#	9,102.7	9,013.3	8,942.2	-160.4	-1.76%
- thereof wholesale subscribers	#	1,688.8	1,616.1	1,570.3	-118.5	-7.02%
Subscribers without TV	#	53.6	109.6	127.3	73.7	137.54%
Total Subscribers	#	9,156.3	9,122.9	9,069.6	-86.7	-0.95%
- thereof Internet and phone subscribers	#	524.2	805.9	894.6	370.4	70.66%

Revenue Generating Units (RGUs)(1)
Analog Cable Access (incl. TKS)	#	8,319.3	8,143.5	8,050.6	-268.7	-3.23%
Premium Services
Digital Cable Access	#	939.0	1,103.3	1,133.1	194.1	20.67%
Personal Video Recorders (Kabel Digital+)(7)	#	53.6	113.5	139.9	86.3	160.96%
Kabel Digital (pay TV)	#	819.3	849.2	842.1	22.8	2.78%
Kabel Internet	#	482.0	707.5	787.0	305.0	63.27%
Kabel Phone	#	453.0	710.3	797.2	344.2	75.98%
Subtotal Premium Services	#	2,747.0	3,483.8	3,699.2	952.3	34.67%
Total RGUs	#	11,066.2	11,627.3	11,749.8	683.5	6.18%
Premium Services Penetration	%	24.8%	30.0%	31.5%		26.83%

Ratio RGUs/Subscribers		1.21	1.27	1.30	0.08	6.62%

Footnotes

(1)          RGU (Revenue Generating Unit) is related to the sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but for two RGUs.

(2)          Total blended monthly ARPU per subscriber is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of subscribers for that period and the number of months in the period.

(3)          Total blended monthly ARPU per RGU is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of RGUs for that period and the number of months in the period.

(4)          Adjusted EBITDA: Profit from ordinary activities before depreciation, amortization, non-cash compensation, which consists primarily of expenses related to our management equity programs and non-cash restructuring expenses (“Adjusted EBITDA”), is a measure used by management to measure our operating performance. Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. In addition, Adjusted EBITDA is not calculated in the same way that ‘Consolidated EBITDA’ is calculated under the indenture governing the Notes or under the terms of our Senior Credit Facilities. However, Adjusted EBITDA is a commonly used term to compare the operating activities of cable companies.

(5)          Adjusted EBITDA margin is a calculation of Adjusted EBITDA as a percentage of total revenues.

(6)          Capex: excluding M&A and transponder leases.

(7)          PVRs: KDG reports only those customers who have decided to subscribe to and pay for the PVR product which differs from the past.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND GMBH
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Chief Financial Officer

Date: July 29, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO KG
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Managing Director

Date: July 29, 2009